ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"
Красная площадь, 3, Москва, 109012
тел. 921-5763, факс 975-2581

JOINT-STOCK COMPANY
"GUM TRADING HOUSE"
Red Square, 3, Moscow, 109012
tel. 921-5763, fax 975-2581

2005 DEC 28 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ИСХ. № 2365

22 ДЕК 2005

ОАО "ТД ГУМ"

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549

05013559

~~AO~~

Re: AO Torgovy Dom GUM
Exemption No.: 82-~~4152~~ 4132

SUPPL

Dear Sir or Madam:

In connection with AO Torgovy Dom GUM's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following:

- a notice on the holding of an Extraordinary general shareholders meeting of JSC "GUM Trading House";
- information materials for the participants of the extraordinary meeting (modifications to the Articles of Association of JSC "GUM Trading House").

The Bank of New Yorks operates as the depositary bank of the mentioned company under Reg.No. 33-32922, Form F-6, which was declared by the U.S. Securities and Exchange Commission (SEC) effective from June 7, 1996.

Best regards,

Financial director

A.Ju. Skvortsov

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

Turlin Ju.
788-43-31

dlw 1/3

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"
Красная площадь, 3, Москва, 109012
тел. 921-5763, факс 975-2581

JOINT-STOCK COMPANY
"GUM TRADING HOUSE"
Red Square, 3, Moscow, 109012
tel. 921-5763, fax 975-2581

The information about holding of an extraordinary general shareholder meeting of JSC "GUM TH".

Dear shareholders!

The Joint Stock Company "GUM TH" informs that **January 19, 2006** will be carried out the extraordinary general shareholder meeting.

The Order of Business of the extraordinary general shareholder meeting:

1. The introduction of modifications to the Articles of Association of the Joint Stock Company "GUM TH".

The form of holding of the extraordinary general shareholder meeting is the absent voting.
The date of expiry of the voting ballot acceptance – January 19, 2006, till 6.00 p.m.

The list of shareholders who have a right to participate in the extraordinary general shareholder meeting is made on the basis of the materials of the shareholder register as of the date of **December 21, 2005.**

You can get acquainted with the informational materials, submitted by the shareholders at the moment of preparation to carry out the extraordinary general shareholder meeting, starting **December 30, 2005** ending **January 19, 2006** inclusive (except feast days) in the premises of the **ZAO "Registronics"**, located at: 115184, Moscow, Novokuznetskaya Street, building 23, block 4 (Monday – Thursday from 10.00 till 17.30, Friday – from 10.00 till 16.45, break hours from 13.00 till 14.00, Saturday, Sunday – days-off).

The voting ballot can be sent by the letter at the address: 115184, Moscow, Novokuznetskaya Street, building 23, block 4, ZAO "Rgistronics" or can be delivered personally to the Counting Board – ZAO "Registronics" 115184, Moscow, Novokuznetskaya Street, building 23, block 4 within January 19, 2006 (the working hours of the Counting Board: Monday – Thursday from 10.00 till 17.30, break 13.00-14.00, Friday 10.00 –16.45, break from 13.00 till 14.00, Saturday, Sunday – days-off).

The location of JSC "GUM TH": Moscow, 109012 The Red Square, building 3.
The contact information: (495) 959-5912, e-mail: office@registronics.ru

The Board of Directors of JSC "GUM TH"

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ТОРГОВЫЙ ДОМ ГУМ"
Красная площадь, 3, Москва, 109012
тел. 921-5763, факс 975-2581

JOINT-STOCK COMPANY
"GUM TRADING HOUSE"
Red Square, 3, Moscow, 109012
tel. 921-5763, fax 975-2581

Approved by the extraordinary general shareholding meeting of
The JSC "GUM Trading House"
Protocol №__ dated ______2006
The Chairman of the extraordinary general shareholder meeting of
The JSC "GUM Trading House"

____________________V.L. Vechkanov

The modifications to the Articles of Association
Of the Joint Stock Company "GUM Trading House".

1. The sub-paragraph of the point 1of the article 6 of the Articles of Association shall be amended as follows:
"The shareholders (a shareholder) of the company, being collectively the owners of not less than 2 (two) percent of the voting shares of the company, within 60 (sixty) calendar days after the expiry of the financial year of the company, have a right to bring a matter to the Order of business at the annual general shareholder meeting and to nominate an associate member for election to the Board of Directors of the company, to the Board of audit of the company, whose number shall not surpass quantitative composition of the respective body, as well as nominate a sole executive body".
2. The point 20 of the article 9 of the Articles of Association shall be amended as follows:
"The shareholders (a shareholder), being collectively the owners of not less than 2 (two) percent of the voting shares of the company, have a right to bring a matter to the Order of business at the annual general shareholder meeting and to nominate an associate member for election to the Board of Directors of the company, to the Board of audit of the company, whose number shall not surpass quantitative composition of the respective body, indicated in the company's Articles of Association, as well as nominate a sole executive body. Such suggestions to the company shall be made within 60 (sixty) calendar days since a financial year has terminated".
3. The point 10 of the article 10 of the Articles of association shall be amended as follows:

"The Board of Directors of the company consists of 7 (seven) persons. The general shareholder meeting by cumulative voting chooses the members of the Board of Directors of the company annually. In the course of the cumulative voting at each voting share must fall a number of votes, equal to the total number of members of the Board of Directors of the company. A shareholder has a right to give votes according to the shares it possesses to one associate member completely or to divide them between a few associate members of the Board of Directors. The associate members who secure the biggest number of votes are regarded as chosen to the Board of Directors".